July 13, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  BreitBurn Energy Partners L.P.
  Registration Statement on Form S-1
  Filed May 12, 2006
  File No. 333-134049

Dear Mr. Schwall:

        The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") each of which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence.

        In this letter, on behalf of the Registrant, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letters from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 12, 2006 and June 30, 2006 (collectively, the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request. In addition, some supplemental materials in response to certain of the comments included in the Comment Letter are being provided separately with a supplemental letter, referred to herein as the "Supplemental Letter."

        All page references are to Amendment No. 1 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

SEC Comment Letter Dated June 12, 2006:

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

  Response:    The Registrant acknowledges Comment No. 1 and has revised the Registration Statement accordingly.

2.
We will need time to review all new disclosure, including any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted appendices and exhibits, including schedules. Please also provide us with the sales materials you propose to use, pursuant to Release 33-6900. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly. Examples include the following:

•
Appendix A;

  •
  any material contracts, including those relating to the acquisition of Nautilus Resources and the properties from BreitBurn Energy Company and other third parties;

  •
  the legality and tax opinions;

  •
  the new credit facility;

  •
  the Omnibus Agreement;

  •
  the Administrative Services Agreement; and

  •
  the Partnership Agreement.

  We may have additional comments.

  Response:    The Registrant has filed Appendices A, B, C and D to the Registration Statement. The Registrant intends to promptly file the remainder of exhibits as soon as they become available. The Registrant hereby acknowledges that the Staff will need time to review these exhibits once filed.

3.
In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

  Response:    The Registrant acknowledges Comment No. 3 and has reviewed the Commission's policy on projections in Item 10(b) of Regulation S-K.

Cover Page of Prospectus

4.
Expand the first bullet point and related disclosure elsewhere to make clear that you would have had shortfalls as of the most recent fiscal year end and period end. Also disclose explicitly in a new bullet point that you are unlikely to be able to continue your planned distributions unless commodity prices increase or your cash flows increase due to the factors you list in the first full paragraph on page 23 under the caption "If we do not set aside sufficient cash." Also move that risk factor forward so that it is one of the first risk factors, and provide an appropriate caption.

  Response:    The Registrant has revised the Registration Statement accordingly. Please note the second, third and fourth bullet points on the cover page. Please also see the cover page of the prospectus and pages 20 through 21.

Prospectus Summary

General

5.
We understand that references to the "Partnership Properties" or "our properties' are intended to refer to the oil and gas properties to be contributed. However, considering the significant difference between operations associated with properties being contributed to you and properties being retained by BreitBurn Energy Company LP, additional prominent disclosures should be made (e.g. utilizing bold lettering in section headers), wherever information pertaining to the properties or operations is presented, indicating whether adjacent disclosure pertains to properties being contributed or the larger group of properties, including those that will be retained. Some of the areas where this appears to be warranted include the Prospectus Summary, Cash Distribution Policy and Restrictions on Distributions, MD&A and Business sections of your filing.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 2, 47, 62 through 65 and 76 through 83.

BreitBurn Energy Partners L.P., page 1

6.
You state that BreitBurn Energy Company LP is "one of the largest" independent oil companies in California. Please provide us with objective support for this statement.

  Response: The Registrant has revised the Registration Statement to delete this sentence. Please see pages 1 and 83.

Risk Factors, page 17

General

7.
Eliminate all language that mitigates the risk you present, for example, clauses that begin "although" and references to actions that you believe are consistent with industry practice, such as the "appropriate" insurance coverage you cite in the last full sentence on page 28.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 18 and 30 through 32.

8.
Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including those related to the potential conflicts amongst you and the various affiliates. Examples include: the same persons will decide how to allocate corporate opportunities for more than one entity; the general partner will have complete discretion with regard to expenses to be incurred on your behalf, and it has an incentive to make any debt non-recourse to it; and none of the proceeds will be used to grow the business, which growth may be necessary to cover future quarterly distributions. With regard to the last point, make clear that the proceeds will be used to repay debt and make distributions to affiliates.

  Response:    Risk factors have been enhanced in response to this comment. Please see pages 32 through 33. However, the Registrant has not included a disclosure that "the same persons will decide how to allocate corporate opportunities for more than one entity." Provident will have a preferential right to acquire any oil and gas property outside the United States. Provident may offer the Partnership the right to participate in any such acquisition. A disclosure has been added on page 116 to clarify that in such situation the decision to participate with Provident or exercise any other preferential right under the Omnibus Agreement will be made with the approval of the Conflicts Committee of the board of directors of the Registrant's general partner.

Risks Related to Our Structure

Our general partner, page 31

9.
We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

  Response:    Any exercise of the Registrant's general partner's call right will be executed in accordance with all applicable federal securities laws. The Registrant, however, believes that such a call right would be exempt from the tender offer rules and the requirement to file a Schedule TO pursuant to Rules 13e-3(g)(4) and 12e-4(h)(1). Rule 13e-3(g)(4) provides that Rule 13e-3 will not apply to "[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities." Similarly, Rule 13e-4(h)(1) provides that Rule 13e-4 will not apply to "[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments." The Registrant's partnership agreement confers this limited call right on the Registrant's general partner, and any exercise of the right will be in accordance with the terms included therein. Accordingly, the Registrant believes that the exercise of the limited call right pursuant to the Registrant's organizational documents would be exempt from the tender offer rules.

Cautionary Note Regarding Forward-Looking Statements, page 42

10.
Eliminate the suggestion that "will" identifies forward looking statements.

  Response:    The Registration Statement has been revised accordingly. Please see page 43.

Cash Distribution Policy and Restrictions on Distributions

11.
Include a detailed tabular presentation, based upon the historical information you have available, to show the estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

  Response:    The Registrant has not amended the Registration Statement in response to this comment. The Registrant believes that a quarterly presentation would not be meaningful to investors because the amounts per quarter of Adjusted EBITDA would be comparable for the ensuing four quarters of the year ending June 30, 2007.

  As disclosed in "Assumptions and Considerations—Operations and Revenue," on page 54 of the Registration Statement, the pro forma net production for the year ended December 31, 2005 was 1,675 MBoe, as compared to assumed production for the 12 months ending June 30, 2007 of 1,705 MBoe. The Registrant believes that the quarterly presentation in the Linn Energy, LLC prospectus dated January 12, 2006 should be distinguished. In Linn, the issuer was showing the expected significant increase in Adjusted EBITDA from quarter to quarter as production was assumed to increase from capital expenditures. In the case of the Registrant, it is not assumed that a significant increase will occur, but rather that production increases from drilling will be largely offset by the natural decline in production of existing wells.

  The Supplemental Letter includes Adjusted EBITDA, capital expenditures and other data for the second, third and fourth quarters of 2005 and the first quarter of 2006, as well as the Registrant's estimate of minimum Adjusted EBITDA for the four quarters ending June 30, 2007.

12.
Revise the first bullet point on page 47 to make clear that it is unlikely you will be able to sustain your planned distribution level in the future, and explain why. We note the parallel disclosure at page 23. Clarify when you expect to no longer be able to make the distributions in the planned amount, or explain to us why you do not believe that information would be material to potential investors.

  Response:    The Registrant has revised this bullet point to expand the disclosure about factors that would cause it to be unable to maintain distributions at the initial distribution rate. These factors include reduced commodity prices and insufficient reinvestment in producing properties. The Registrant believes factors that mitigate this risk include the long-lived nature of the reserves, the relatively low expenditures required to develop the reserves, the Registrant's hedging program, the Registrant's ability to borrow funds for operations, capital expenditures and distributions and the Registrant's ability to defer capital expenditures for a period of time. The principal factor outside of the Registrant's control that will affect its ability to pay distributions is commodity prices, and it is unable to predict what these will be. As a result of all these factors, the Registrant is unable to state what combination of circumstances would require a reduction in the distribution and when such a combination might occur. The Registrant believes that the disclosure adequately informs an investor of the risk that the Registrant may not be able to sustain its planned distribution. Please see the second, third, fourth and fifth bullet points on the cover page and pages 4, 20 through 21, 48, and 54.

13.
Clarify whether the general partner has absolute discretion with regard to expenses and the establishment of reserves, or if it is limited by standards of reasonableness or other restraints. Also summarize all material restrictions or limitations on the payment of distributions that your debt instruments or other agreements contain.

  Response:    The Partnership Agreement requires that when the general partner makes decisions about expenses and the establishment of reserves, it must do so in good faith, meaning it must believe the decision is in the best interests of the partnership. The Registrant has revised the disclosure on pages 117 and 120 to describe the definition of good faith in the Partnership Agreement. In addition, the Registrant has revised the Registration Statement to summarize all material restrictions or limitations on the payment of distributions to be contained within its debt instruments. Please see pages 47, 53 and 75.

14.
Disclose how much of your estimated crude oil production for the coming year you have hedged, and at what price. We note the related disclosure at page 54 that suggests you intend to hedge 75%. We also note the disclosure at page 65 in that regard.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 54 through 55.

Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2005, page 49

15.
We note that you present pro forma information for your most recently completed fiscal year in the table on page 50. However, to provide the most current information to readers, your presentation would be enhanced if you included an additional column for the 12 months ended as of your most recent interim period, March 31, 2006.

  Response:    The Registrant has revised Registration Statement accordingly. Please see page 51.

Operations and Revenue, page 53

16.
In the first bullet under this heading you state that you expect to realize increased production from your wells which will be offset by the natural decline in production of your existing wells. Quantify the anticipated increase and offsetting decline.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see page 54.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

17.
We note that you address the three years' historical financial statements for BreitBurn Energy Company L.P. (BEC). However, due to the significance of the properties being retained by BEC, we believe that you should augment your MD&A discussion to identify in your comparative narratives the revenues and direct expenses associated with the properties that will be contributed to you in conjunction with the offering, as well as the production levels of those properties in relation to the whole. Please also ensure that you identify any significant events, uncertainties, trends and other matters affecting the comparability of the results of operations of the properties being contributed to the partnership by BEC, in order to sufficiently convey to readers the historical performance of the properties that will be contributed to the partnership. This should be done in textual format, supplementing the historical information you present for BEC.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 73 through 74.

Business

18.
Describe in necessary detail all arrangements amongst the registrant and the various affiliated entities as they relate to the business of the registrant. Discuss the material contracts and agreements, and also summarize the principal terms of the new credit facility.

  Response:    The Registrant advises the Staff that the only arrangements that will be entered into among the Registrant and its affiliates are the Omnibus Agreement and the Administrative Services Agreement, the general terms of which have been previously disclosed on pages 116. The Registrant has also summarized the principal terms of the new credit facility on pages 53 and 75.

Los Angeles Basin, California

Brea Olinda Field, page 79

19.
Please discuss the obligations that must be satisfied before this field will be conveyed to the registrant, who must perform the obligations, and when these obligations are expected to be fulfilled. Disclose your current working interest and net revenue interest in the field.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 85 through 86 and 98.

Management

Management of BreitBurn Energy Partners L.P., page 99

20.
Clarify which decisions the general partner may make and what actions it may take in its sole discretion. Explain why you state at page 8 that purchasers of common units thereby consent to "various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duty or other duties under applicable law," and make clear which items mentioned at page 34 and elsewhere would otherwise constitute breaches.

  Response: The Registrant has revised the Registration Statement in response to this comment. With respect to the referenced disclosure on page 8, please refer to page 122 where it is stated that a unitholder is required to be bound by the partnership agreement in order to be a limited partner. The summary of restrictions of fiduciary duty, set forth on pages 119 through 121, clarifies what might otherwise be a breach of fiduciary duty. This summary was previously cross-referenced on page 8 and a new cross-reference has been added to page 35.

21.
Please provide additional disclosure on how the conflicts committee will operate. Disclose who is charged with identifying the conflicts and explain how they are brought to the committee's attention. We note that you state on page 109 that the general partner is not obligated to seek the approval of the conflicts committee. Please also discuss what happens if the committee determines that there is a conflict.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page 117.

Directors and Executive Officers of Breitburn GP LLC, page 100

22.
Clarify how much of their professional time the executive officers of the general partner will devote to the business of the registrant. Also revise the sketches for Messrs. Williamson and Fong to eliminate any gaps or ambiguities with regard to time or positions held during the five year period.

  Response:    The Registrant has revised Registration Statement accordingly. Please see pages 105 and 107 through 108.

Executive Compensation, page 102

23.
As required by Section II.B.2.b of Release No. 33-6900, provide investors with a clear understanding of the nature and amount of compensation that may be paid. Discuss how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also state the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 108 to 109.

24.
Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 139, 146, 147, 150, 151, and 154.

Underwriting, page 154

25.
If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.

  Response:    Based on the Registrant's knowledge and belief, at this time, the underwriters do not have any understandings, tacit or explicit, or any present intent to release the lock-ups early.

Financial Statements—Pro Forma, page F-2

Note 2—Pro Forma Adjustments, page F-5

26.
With regard to the division of assets, liabilities, revenues and expenses, please expand your disclosure to explain how the retained versus contributed amounts were determined, how allocations, such as general and administrative expenses and gains and losses on derivative instruments were calculated, and any other significant assumptions that were incorporated in deriving the adjustment amounts.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages F-6 through F-8.

27.
We note that BreitBurn Energy Company LP follows the successful efforts method of accounting for oil and gas activities, while Nautilus Resources LLC had followed the full cost method. Please amend your disclosure to provide the necessary discussion of this accounting difference between these two entities, and to calculate and include the pro forma adjustment necessary to harmonize the policies in the pro forma presentation.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages F-8, and F-23 through F-24.

Note 4—Agreements with BreitBurn Energy Company LP, page F-7

28.
Expand your disclosure to explain the basis for your adjustment for the administrative fee of $10.7 million, mentioned under this heading as well as Note 1 on page F-5, and point (h) of Note 2 on page F-6, sufficiently to understand how your adjustment is factually supportable. It should be clear why a comparable amount is not already reflected in the historical financial statements. Also disclose the mechanism and circumstances under which such fee may be changed in the future. It should be clear whether the relationship between production and the fee is consistent with your intent for future periods.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages F-6 through F-8.

Note 5—Oil and Natural Gas Activities, page F-7

29.
Your tabular presentations of estimated quantities of oil and natural gas reserves and standard measure of discounted future net cash flows appear to provide amounts and activity only for the contributed reserves. This information should be presented in a manner that corresponds with your unaudited pro forma consolidated financial statements' presentation. That is, the information should depict, in similar columnar fashion, the amounts for BEC LP historical, BEC LP retained operations, pro forma adjustments if applicable, and partnership pro forma.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see page F-10.

Financial Statements—BreitBurn Energy Partners LP, page F-10

General

30.
It appears you will need to update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see the updated historical and pro forma financial statements included in the Registration Statement.

Note 3—Summary of Significant Accounting Policies, page F-20

Revenue Recognition, page F-21

31.
Expand your disclosure to describe your approach to recognition sufficiently to understand how your methodology compares to the alternatives described in EITF 90-22. If your method differs from that utilized by Nautilus Resources LLC, also address the accounting difference in your pro forma presentation.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see page F-23. The Staff is advised that the Registrant's revenue recognition methodology does not differ from the methodology utilized by Nautilus Resources LLC.

Note 5—Acquisitions, page F-27

32.
We note your disclosure on page F-28 stating that your pro forma presentation, showing the effects of two business acquisitions, "...includes numerous assumptions and is not necessarily indicative of future results of operations." Please expand your disclosure to describe the adjustments that are reflected in your pro forma results. Also ensure you have disclosed the nature and amount of material non-recurring items reflected in your pro forma results to comply with the guidance in paragraph 55 of SFAS 141.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see page F-31. Furthermore, the Registrant has acknowledged paragraph 55 of SFAS 141 and advises the Staff that there were no material non-recurring items in its pro forma results.

Financial Statements—Nautilus Resources LLC, page F-49

Note 1—Organization and Summary of Significant Accounting Policies, page F-53

Oil and Gas Producing Activities, page F-53

33.
Given utilization of the full cost methodology, and significant value attributed to undeveloped oil and gas properties, please disclose all applicable information specified under Rule 4-10(c)(7) of Regulation S-X. The status of the properties in this category should be clear. Also expand the disclosure on page F-27 to differentiate between proved and unproved properties in your purchase price allocation.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see additional disclosures in Oil and Gas Producing Activities of Note 1, Organization and Summary of Significant Accounting Policies of the Nautilus Resources LLC financial statements for the year ended December 31, 2004 and for the two month period ended March 1, 2005. The Registrant has updated the Property, plant and equipment disclosure in Note 5 on pages F-30 through F-32 to reflect the assignment of value to proved properties. No value was assigned to unproved properties. Please see pages F-61 through F-62.

Note 4—Asset Retirement Obligations, page F-55

34.
You state in the third paragraph that you adopted SFAS 143 in 2003. However, in your similar disclosure in Note 4 on page F-66, you state that there was no cumulative effect for the adoption of SFAS 143, as the company was formed in 2003. This appears to be inconsistent with your disclosure on page F-53, indicating that you were organized in 1999. Revise the appropriate disclosures to eliminate these inconsistencies, and to correctly reflect the timing and effects, if any, of your adoption of SFAS 143.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see additional disclosures in Organization & Business in Note 1, Organization and Summary of Significant Accounting Policies and Note 4, Asset Retirement Obligations, of the Nautilus Resources LLC financial statements for the year ended December 31, 2004 and for the two month period ended March 1, 2005. Please see pages F-74 through F-75.

Note 9—Revision of Financial Statements, page F-59

35.
Since the revision of your Statement of Operations and Changes in Members' Equity has impacted the key operating measure of loss from operations, the appropriate characterization for the adjustments impacting that line item would be restatement. Please modify your disclosures under this heading and include parenthetical "restated" labeling on the face of your Statement of Operations and Changes in Members' Equity. We anticipate that the explanatory language in the audit report will similarly reference the restatement. Please ask your auditors to advise us of their position with respect to this matter.

  Similar modifications should be made to Note 9 on page F-70, and the corresponding audit report appearing on page F-60.

  Response:    The Registrant has informed its independent auditors of the Staff's request. The Registrant has revised the Registration Statement accordingly. Please see pages F-57, F-59 and F-78.

Our Properties, page 2

36.
We note that you have disclosed proved reserves. Please submit for review the petroleum engineering reports (in hard copy and electronic format) used as the basis for your December 31, 2005 proved reserve disclosures. The report should include:

(a)
One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

(b)
Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c)
Spreadsheet comparisons by field of your projected annual production cost components—e.g. labor, power, insurance, taxes—with the same components' 2005 historical figures. Please reconcile any significant differences between the historical figures and those that you used to estimate your proved reserves. Be advised we believe that a component for producing well overhead should be included for operated as well as non-operated properties;

(d)
Individual income forecasts for the largest property (net equivalent reserve basis) in the proved developed and proved undeveloped categories for Wyoming and California as well as the AFE for each of the two PUD properties—four properties in all;

(e)
Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the two largest developed properties. You may contact us for assistance in this or any other matter.

  Response:    The requested supplemental information is included with the Supplemental Letter.

SEC Comment Letter Dated June 30, 2006:

Engineering Comments

Risk Factors, page 17

"Our estimated proved reserves are based on many assumptions...," page 21

1.
We note your sensitivity analysis. Supplementally show us the effect of the hypothetical oil price changes on your estimated proved reserves. Tell us whether this analysis can be applied to additional $5 changes in oil prices.

  Response:    The Registrant has revised the Registration Statement on page 24. The requested supplemental information is included with the Supplemental Letter.

"Many of our leases are in areas that have been partially depleted or drained by offset wells...," page 25

2.
Please explain to us how you incorporated this risk into your proved reserves estimates. Include examples where you reduced your estimates due to prior depletion.

  Response:    The Registrant has revised this risk factor to more accurately reflect the risk to the Registrant. Please see page 26.

Cash Distribution Policy and Restrictions on Distributions, page 46

Assumptions and Considerations, page 52

3.
Please furnish to us a spread sheet presentation that reconciles your calculation of estimated cash available with your December 31, 2005 reserve report.

  Response:    The requested supplemental information is included with the Supplemental Letter.

Business, page 77

Brea Olinda Field, page 79

4.
We note your statement here, "The title to the Brea Olinda Field that BreitBurn Energy acquired from Texaco in 1999 is to be conveyed to us upon the completion of certain obligations by us and certain third parties, including the City of Brea, California." Please amend your document to explain the details of these obligations including the anticipated date of this conveyance to you.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages 85 through 86 and 98.

Production and Price History, page 88

5.
Please amend your document to include your unit historical production costs for the three prior years per SEC Industry Guide 2.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see page 94.

Glossary of Terms, page B-2

6.
We note your explanation of proved reserves, proved developed reserves and proved undeveloped reserves. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) of Regulation S-X as the only applicable definitions of proved oil and gas reserves. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

  Response:    The Registrant has revised the Registration Statement accordingly. Please see pages B-1 and B-2.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley Barber of the same firm at (212) 237-0022.

Very truly yours,
/s/ ALAN P. BADEN
cc:
Mr. Don Delaney
Mr. Karl Hiller
Ms. Donna Levy
Mr. Timothy Levenberg
Mr. Randall Breitenbach
Mr. Halbert Washburn
Ms. Shelley Barber